UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 ----------------------------------------

                                SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)

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                                AQUILA, INC.
                     (Name Of Subject Company (Issuer))

                 ----------------------------------------

                           UTILICORP UNITED INC.
                                  OFFEROR
              (Names Of Filing Persons (Identifying Status As
                     Offeror, Issuer Or Other Person))

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                              OF AQUILA, INC.
                       (Title Of Class Of Securities)

                                 03840J106
                   (Cusip Number Of Class Of Securities)

                       LESLIE J. PARRETTE, JR., ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           UTILICORP UNITED INC.
                            20 WEST NINTH STREET
                        KANSAS CITY, MISSOURI 64105
                               (816) 421-6600

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                 ----------------------------------------

                                  COPY TO:

                        ARTHUR FLEISCHER, JR., ESQ.
                            PHILIP RICHTER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

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|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

     |X| third party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |_|

     This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated December 3, 2001 and as amended on December 7, 2001 and December 10, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 3, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which have been filed as Exhibits to the Schedule TO.

     A copy of two anouncements posted on UtiliCorp's Infonet, an Intranet-based employee communication tool, on December 14, 2001 is set forth as Exhibit (i)(19) to this Schedule TO and is incorporated by reference in its entirety into this Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

     On December 14, 2001, Aquila filed with the Securities and Exchange Commission a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9. We understand that Aquila is mailing copies of the Schedule 14D-9 to all of its stockholders. A copy of the Schedule 14D-9 may be obtained at the Securities and Exchange Commission's website at http://www.sec.gov.

     In addition, on December 14, 2001, Vice Chancellor Lamb of the Delaware Chancery Court ordered expedited proceedings and scheduled a hearing for January 2, 2002 in response to a request by a purported shareholder class to be heard on a motion for a preliminary injunction with respect to UtiliCorp's exchange offer for Aquila's Class A shares. UtiliCorp remains confident that the exchange offer complies with all applicable laws and rules.


ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following Exhibit (i)(19):

     (i)(19) Employee communication dated December 14, 2001 (incorporated by reference to the filing on December 17, 2001 by UtiliCorp pursuant to Rule 425 under the Securities Act of 1933).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



UTILICORP UNITED INC.

By:     /s/ Dan Streek
        ----------------------------
Name:   Dan Streek
Title:  Chief Financial Officer

Dated:  December 17, 2001